Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

ANADIGICS, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE NINE MONTHS ENDED OCTOBER 1, 2005 AND SEPTEMBER 30, 2006
AND THE YEARS ENDED DECEMBER 31, 2001, 2002, 2003, 2004 AND 2005
(In thousands, except ratios)

	Year ended December 31,					Nine Months Ended
	2001	2002	2003	2004	2005	Oct. 1, 2005	Sept. 30, 2006

Fixed Charges:
Portion of rental expense representing interest	$1,320	$1,187	$1,075	$1,021	$816	$638	$528
Interest and amortization of debt issuance costs	626	5,119	3,761	4,085	4,997	3,748	3,860
Fixed charges, total	1,946	6,306	4,836	5,106	5,813	4,386	4,388

Earnings:
Loss before income taxes and cumulative effect of accounting changes	(82,782)	(52,183)	(51,139)	(43,082)	(31,233)	(27,320)	(8,736)
Earnings, as defined	(80,836)	(45,877)	(46,303)	(37,976)	(25,420)	(22,934)	(4,348)
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—

(1) For purposes of this calculation, earnings consist of the loss before income taxes and cumulative effect of accounting change plus fixed charges. Fixed charges consist of interest charges and that portion of rent expense that we believe to be representative of interest. Had earnings, as defined, been sufficient to cover fixed charges, the ratio of earnings to fixed charges would be calculated as earnings divided by fixed charges. Losses before income taxes and cumulative effect of accounting change were not sufficient to cover fixed charges by $82.8 million, $52.2 million, $51.1 million, $43.1 million, and $31.2 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 respectively. Losses before income taxes and cumulative effect of accounting change were not sufficient to cover fixed charges by $27.3 million and $8.7 million for the nine months ended October 1, 2005 and September 30, 2006, respectively.